Exhibit 99.2

SAIHEAT Limited

(Incorporated in the Cayman Islands with limited liability)
(NASDAQ: SAIH)

FORM OF PROXY CARD FOR EXTRAORDINARY GENERAL MEETING
to Be Held on August 26, 2026

(or any adjourned or postponed meeting thereof)

Introduction

This form of proxy card (the “Form of Proxy Card”) is furnished in connection with the solicitation by the Board of Directors of SAIHEAT Limited, a Cayman Islands exempted company (the “Company”), of proxies from the holders of the issued and outstanding class A ordinary shares of a par value of US$0.0015 each (the “Class A Ordinary Shares”) and convertible class B ordinary shares of a par value of US$0.0015 each (the “Class B Ordinary Shares”, together with the Class A Ordinary Shares, the “Ordinary Shares”) to be exercised at an Extraordinary General Meeting of the Company (the “EGM” or “Extraordinary General Meeting”) to be held virtually at http://www.virtualshareholdermeeting.com/SAIH2026SM on August 26, 2026 at 9:00 a.m. Eastern Standard Time, and at any adjourned or postponed meeting thereof, for the purposes set forth in the accompanying Notice of Extraordinary General Meeting (the “EGM Notice”).

Only the holders of record of the Ordinary Shares at the close of business on August 12, 2026 (the “Record Date”) are entitled to notice of and to vote at the EGM. In respect of the matters requiring shareholders’ vote at the EGM, each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to 10 votes. As of the close of business on the Record Date, we expect that 1,195,249 Class A Ordinary Shares and 642,043 Class B Ordinary Shares will be issued and outstanding.

Two shareholders entitled to vote on resolutions of shareholders to be considered at the meeting present in person, through their authorized representative or by proxy shall be a quorum for all purposes.

Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the EGM as indicated or, if no instruction is given, the holder of the proxy will vote the Ordinary Shares in their discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy Card. Where the chair of the EGM acts as proxy and is entitled to exercise their discretion, they have indicated they will vote the Ordinary Shares FOR the resolutions. As to any other business that may properly come before the EGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the EGM. However, if any other matter properly comes before the EGM, or any adjourned or postponed meeting thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by returning the marked, signed and dated proxy card (together with any power of attorney or other authority under which it is signed or a notarial certified copy of that power or authority) in the postage-paid envelope provided, or returning it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 or (ii) by voting via internet during the EGM or before the EGM using the control number and instructions provided on the proxy card up until 11:59 p.m. Eastern Time on August 25, 2026 (the “Cut-off”), or (iii) by voting via phone before the Cut-off following instructions provided on the proxy card.

To be valid, this Form of Proxy Card must be completed, signed and returned (together with any power of attorney or other authority under which it is signed or a notarial certified copy of that power or authority) in the postage-paid envelope we have provided or returned to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 as soon as possible so that it is received before the Cut-off for holding the EGM, or to follow the internet and phone voting instructions as instructed elsewhere in this proxy card.

Capitalized terms that are not defined herein shall have the meanings given to them in the EGM Notice.

SAIHEAT Limited
(Incorporated in the Cayman Islands with limited liability)
(NASDAQ: SAIH)

FORM OF PROXY CARD FOR EXTRAORDINARY GENERAL MEETING
to Be Held on August 26, 2026
(or any adjourned or postponed meeting thereof)

I/We ___________________________________[insert name] ___________________________________of [insert address] being the registered holder of ________________________class _____ ordinary shares1, par value $0.0015 per share, of SAIHEAT Limited (the “Company”) hereby appoint the Chair of the Extraordinary General Meeting (the “Chair”)2 or _____________________________ of _____________________________3as my/our proxy to attend and to vote for me/us and on my/our behalf at the Extraordinary General Meeting (or at any adjourned or postponed meeting thereof) of the Company to be held on August 26, 2026, at 9:00 a.m. (Eastern Standard Time) virtually at http://www.virtualshareholdermeeting.com/SAIH2026SM and in the event of a poll, to vote for me/us and on my/our behalf on the resolutions in respect of the matters specified in the EGM Notice as indicated below, or if no such indication is given, in their discretion4.

Proposal 1: as an ordinary resolution that:

conditional upon and effective at the Effective Time, and after giving effect to the conversion, immediately prior to the Closing, of all issued and outstanding Class B Ordinary Shares into Class A Ordinary Shares, the 145,601 authorized but unissued Class B Ordinary Shares be re-designated and reclassified as 145,601 Class A Ordinary Shares, and, as a consequence, the authorized share capital of the Company be amended:

FROM: US$35,000 divided into 22,024,624 class A ordinary shares of a par value of US$0.0015 each, 642,043 convertible class B ordinary shares of a par value of US$0.0015 each, and 666,666 preference shares of a par value of US$0.0015 each, as set out in the Existing M&A,

TO: US$35,000 divided into 22,170,225 class A ordinary shares of a par value of US$0.0015 each, 496,442 convertible class B ordinary shares of a par value of US$0.0015 each, and 666,666 preference shares of a par value of US$0.0015 each, as set out in the A&R MAA.

	¨ FOR	¨ AGAINST	¨ ABSTAIN

Proposal 2: as a special resolution that:	the change of the name of the Company from “SAIHEAT Limited” to “Canopy Wave Holdings Inc.” be approved, conditional upon and effective at the Effective Time.

	¨ FOR	¨ AGAINST	¨ ABSTAIN

Proposal 3: as an ordinary resolution that:	the fixing of the number of directors constituting the Company’s board of directors at five (5) immediately following the Effective Time, a majority of whom shall qualify as “independent directors” as defined in Nasdaq rules and be eligible to serve on an audit committee, conditional upon and effective at the Effective Time, be approved.

	¨ FOR	¨ AGAINST	¨ ABSTAIN

Proposal 4: as a special resolution that:	the adoption of the A&R MAA, in the form furnished as Exhibit 99.3 to the Company’s Report on Form 6-K, in substitution for, and to the exclusion of, the Existing M&A, conditional upon and effective at the Effective Time, be approved.

	¨ FOR	¨ AGAINST	¨ ABSTAIN

Proposal 5: as an ordinary resolution that:	the issuance and allotment of the Consideration Shares in connection with the Merger, the issuance and allotment of the PIPE Shares pursuant to the PIPE Share Purchase Agreement, and the change of control of the Company resulting from the Merger, in each case for the purposes of Nasdaq Listing Rule 5635(a), (b) and (d) and conditional upon and effective at the Effective Time, be approved.

	¨ FOR	¨ AGAINST	¨ ABSTAIN

Proposal 6: as ordinary resolutions that:	(i) (ii)	the Merger Agreement; the other Transaction Agreements referred to in the EGM Notice;

	(iii)	the completion of the transactions contemplated by the Merger Agreement and such other Transaction Agreements, in accordance with the terms and subject to the conditions set forth therein, be approved in all respects; and

	(iv)	that any director be authorized, for and on behalf of the Company, to do all such acts and things and to execute and deliver, as a deed or under seal if required, all such documents as he considers necessary, desirable or expedient in connection with, or ancillary to, the transactions contemplated by the Merger Agreement and such other Transaction Agreements.

	¨ FOR	¨ AGAINST	¨ ABSTAIN

Proposal 7: as an ordinary resolution that:	the adjournment of the Extraordinary General Meeting by the Chair thereof to a later date or dates, if necessary or appropriate, to permit further solicitation of proxies in the event that there are insufficient votes at the time of the Extraordinary General Meeting to approve any of the foregoing proposals, be approved.

	¨ FOR	¨ AGAINST	¨ ABSTAIN

Dated		Signature(s)[5]

1.	Please insert the number and class of shares registered in your name(s) to which this proxy relates. If no number or class is inserted, this Form of Proxy Card will be deemed to relate to all the shares in the Company registered in your name(s).

2.	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint one or more proxies to attend and vote in their stead. Please insert the name of the person(s) of your own choice that you wish to be appointed proxy in the space provided, failing which the Chair will be appointed as your proxy.

3.	If any proxy other than the Chair is preferred, strike out the words “the Chair of the Extraordinary General Meeting” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in their stead. ANY ALTERATION MADE TO THIS FORM OF PROXY CARD MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.

4.	IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE BOX MARKED “AGAINST”. IF YOU WISH TO ABSTAIN FROM VOTING ON THE RESOLUTION, TICK THE BOX MARKED “ABSTAIN”. The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the EGM as indicated or, if no instruction is given, the proxy will vote the shares in their discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy Card. Where the Chair acts as proxy and is entitled to exercise their discretion, they have indicated their intent to vote the shares FOR the resolutions. As to any other business that may properly come before the EGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. Your proxy will also be entitled to vote or abstain at their discretion on any amendment to the resolutions referred to in the EGM Notice which has been properly put to the EGM.

This Form of Proxy Card is for use by shareholders only and must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under the hand of an officer or attorney duly authorized to sign the same.

Whether or not you propose to attend the relevant meeting(s) in person, you are strongly advised to complete and return this Form of Proxy Card in accordance with these instructions. To be valid, this proxy card must be completed, signed and returned (together with any power of attorney or other authority under which it is signed or a notarial certified copy of that power or authority) in the postage-paid envelope we have provided or returned to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 as soon as possible so that it is received before the Cut-off for holding the EGM, or to follow the internet and phone voting instructions as instructed elsewhere in this proxy card. Returning this completed form of proxy card will not preclude you from attending the relevant meeting(s) and voting in person if you so wish.

5.	A Special Resolution of the Company requires the approval of at least two-thirds of the votes cast by such members as, being entitled to do so, vote in person or by proxy at a general meeting. An Ordinary Resolution of the Company requires the approval of a simple majority of the votes cast by such members as, being entitled to do so, vote in person or by proxy at a general meeting.

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